December 11, 2008



Mr. John Cash
Accounting Branch Chief
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Re:  EMCOR  Group,  Inc.
     Form 10-K for the fiscal year ended December 31, 2007
     Filed February 21, 2008
     File #1-8267

Reference is made to your letter dated December 1, 2008 regarding the Form 10-K (the "Form 10-K") of EMCOR Group, Inc. (the "Company") for the year ended December 31, 2007 filed on February 21, 2008.

I have set forth below the Company's response to the comments contained in your letter and all appropriate requested supplemental information. The numbered captioned paragraphs below correspond to the same numbered captioned comments in your letter.

1. ITEM 3. LEGAL PROCEEDINGS: The Company supplementally advises the staff that in connection with the Mowlem claim, the Company does not believe that a material loss is reasonably possible as defined in Staff Accounting Bulletin ("SAB") 5:Y and SFAS No. 5, "Accounting for Contingencies".

2. LIQUIDITY and CAPITAL RESOURCES, CONTRACTUAL OBLIGATIONS: In future filings, the Company will include the cash requirements for interest in its tabular presentation of Contractual Obligations in accordance with SEC Release # 33-8350.

3.   NOTE B - SUMMARY OF SIGNIFICANT  ACCOUNTING POLICIES,  REVENUE RECOGNITION:
     The disclosure in Note B, Summary of Significant Accounting Policies, Revenue Recognition found on page 36 of the Company's Form 10-K for the year ended December 31, 2007 states among other things that the Company has two basic types of service contracts, one of which is "(b) services contracts which may or may not be signed in advance for similar maintenance, repair and retrofit work on an as needed basis (frequently referred to as time and material work)." The Company provides these on-call type services for customers who request repair and/or maintenance services at customers' locations. The Company performs such services on a time and materials basis. The completion of the services performed and the price for such services are evidenced by service tickets signed by customers.

     SAB No. 104 requires that four basic criteria must be met before revenue can be considered realized (or realizable) and earned, one of which is that persuasive evidence of an arrangement exists. The Company advises the staff that all criteria required by SAB No. 104 have been met prior to the Company recognizing revenue on all services. The revenue recognition disclosure on page 36 of the Company's Form 10-K, which makes reference to services contracts that may or may not be signed in advance of the work, refers to service tickets, which we do not consider contracts, but we do consider evidence that a contractual arrangement exists. The Company will clarify its revenue recognition policy in future filings.

4. GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS: The Company tests goodwill for impairment at the reporting unit level as defined in SFAS No. 142, "Goodwill and Other Intangible Assets". The Company confirms to the staff that it utilizes the two-step process required by SFAS No. 142 in assessing and determining whether goodwill is impaired. Step 1 of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no further work is required and no impairment loss is recognized. If the carrying amount of the reporting unit exceeds the fair value, the goodwill of the reporting unit is potentially impaired and Step 2 of the goodwill impairment test would be performed to measure the amount of an impairment loss, if any.

     The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. An impairment loss would be recognized if the carrying amount of the goodwill exceeds the implied fair value of the goodwill.

     Unless conditions warrant that goodwill is tested for impairment more frequently, the Company performs its annual impairment test in accordance with SFAS No. 142 as of October 1st of each year based upon the estimated future discounted cash flows. At October 1, 2007, the estimated fair value of the reporting units exceeded the carrying amount of the reporting units including goodwill, and thus no impairment loss was recognized, and no further work was required to be performed under Step 2 of SFAS No. 142. The Company will clarify its goodwill impairment policy in future filings.

                                                               December 11, 2008
                                                                          Page 2



5. GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS: As discussed in Note B on page 39 of the Company's Form 10-K for the year ended December 31, 2007, the Company has acquired trade names in connection with various business combinations. The Company's practice has been to operate its business and revenue generation efforts under the acquired trade names since those trade names are recognizable in the geographic marketplace in which the acquired entities operate. As a result, the Company has determined that these trade names have indefinite lives inasmuch as the Company continues to realize benefits from the use of such trade names on an indefinite basis.

     The Company confirms to the staff that it performs its annual impairment tests for intangible assets with indefinite lives in accordance with SFAS No. 142 as of October 1st of each year based upon the estimated future discounted cash flows of the acquired entities without regard to the overall reporting unit to which the entity may belong. The Company also considers whether facts and circumstances continue to support the indefinite life.

6. EXHIBITS 31.1 AND 31.2: In future filings, the Company will ensure that the certification language conforms exactly to the applicable rules. The title of each certifying individual will not be included in the text of such certificate. In addition, enclosed please find representations from each of our certifying officers that he is signing the certifications required by
     Section 302 of Sarbanes-Oxley in his personal capacity.

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the undersigned at (203) 849-7999.





      /s/ MARK A. POMPA
------------------------------
Mark A. Pompa
Executive Vice President and
Chief Financial Officer

CC:
Sheldon Cammaker, Executive Vice President and General Counsel

enclosures

December 11, 2008



Mr. John Cash
Accounting Branch Chief
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Re:  EMCOR Group, Inc.
     U.S. Securities and Exchange Commission Comment letter dated
     December 1, 2008


The undersigned represents that his certification required by Section 302 of Sarbanes-Oxley and the rules of the Securities and Exchange Commission made in each Form 10-K and Form 10-Q filing of EMCOR Group, Inc. has been made in his personal capacity.




     /s/ FRANK T. MACINNIS
-------------------------------
       Frank T. MacInnis

December 11, 2008



Mr. John Cash
Accounting Branch Chief
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Re:  EMCOR  Group,  Inc.
     U.S. Securities and Exchange Commission Comment letter dated
     December 1, 2008


The undersigned represents that his certification required by Section 302 of Sarbanes-Oxley and the rules of the Securities and Exchange Commission made in each Form 10-K and Form 10-Q filing of EMCOR Group, Inc. has been made in his personal capacity.





      /s/ MARK A. POMPA
-------------------------------
         Mark A. Pompa